December 16, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On October 11, 2019, the Registrant, on behalf of its series, Catalyst/Teza Algorithmic Allocation Income Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on November 25, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table

Comment 1: Please confirm supplementally that the subsidiary’s expenses are included in the line item for “Other Expenses.”

Response: The Registrant so confirms.

Comment 2: The Prospectus indicates that the Fund may invest in ETFs and money market funds as a principal investment strategy. If acquired fund fees and expenses are expected to exceed 0.01% of the Fund’s average net assets, please disclose those fees as a separate line item.

Response: The adviser has confirmed for the Registrant that the Fund expects to use treasury products and a no-fee money market fund for the investment portion of the strategy. Therefore, the acquired fund fees and expenses are not expected to exceed 0.01%.

Comment 3: If the Fund will hold short positions, please confirm that any expected dividends or interest payments associated with short sale transactions are included.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Response: The adviser has confirmed for the Registrant that the Fund does not expect to hold short equity positions.

Principal Investment Strategies

Comment 4: Please confirm that the Fund has complied with IM Guidance Update No. 2013-05 entitled “Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests.”

Response: The Registrant so confirms and believes it has captured the themes identified within IM Guidance Update No. 2013-05.

Principal Investment Risk Disclosures

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund will be part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and seven other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Comment 6: Please explain supplementally the difference between Acquired Fund Risk and Underlying Fund Risk and the difference between Managed Volatility Risk and Volatility Risk. If no appreciable difference exists, please combine each pair of risks.

Response: The Registrant has removed “Underlying Fund Risk” and “Volatility Risk” from its Principal Investment Risks disclosures.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Comment 7: In accordance with plain-English principles, please consolidate Tax Risk with Wholly Owned Subsidiary Risk. In the disclosure of Wholly Owned Subsidiary Risk, please clearly state that additional compliance and regulatory obligations of the Commodity Futures Trading Commission may increase the Fund’s expenses.

Response: The Registrant has amended its disclosures to state the following:

Wholly-Owned Subsidiary Risk: The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary. Shareholders of the Fund will indirectly be subject to the principal risks of the Subsidiary by virtue of the Fund’s investment in the Subsidiary. The Fund and the Subsidiary are “commodity pools” under the U.S. Commodity Exchange Act, and the Adviser is a “commodity pool operator” registered with and regulated by the Commodity Futures Trading Commission (“CFTC”). As a result, additional CFTC-mandated disclosure, reporting and recordkeeping obligations apply with respect to the Fund and the Subsidiary and may increase their expenses and subject each to CFTC penalties if reporting was found to be deficient. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund. However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.

Comment 8: Please tailor the Fund’s disclosures of Derivative Risk and Leverage Risk to the Fund’s principal investment strategies. Please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response: The Registrant has amended its disclosures to state the following:

Derivatives Risk: Even a small investment in derivatives (i.e., futures) ~~(which include options, futures, forwards, and other transactions)~~ may give rise to leverage risk (which can increase volatility and magnify the Fund’s potential for loss),

Ms. Elisabeth M. Bentzinger

December 16, 2019

counterparty risk (the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments), and can have a significant impact on the Fund’s performance. Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

Leverage Risk: Using derivatives ~~like futures and options~~ to increase the Fund’s combined long and short exposure creates leverage, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

Comment 9: Please provide or confirm principal investment strategy disclosures that correspond to the Fund’s disclosure of Sovereign Debt Risk. Otherwise, please remove Sovereign Debt Risk from the Fund’s principal investment risk disclosures.

Response: The Registrant has removed “Sovereign Debt Risk” from the Fund’s Principal Investment Risks disclosures.

Performance

Comment 10: Please disclose supplementally the broad-based index the Fund will utilize, keeping in mind that a broad-based index is one that provides investors with performance indicators of the overall applicable stock or bond markets, as appropriate.

Response: The Fund will use the S&P 500 Index and the S&P US Treasury Bond Index as its benchmarks.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 11: In the first sentence under the heading “Principal Investment Strategies” on page 9 of the Prospectus, please revise to state that the Fund’s main investment strategies are summarized in the Summary Section for the Fund and discussed in the proceeding text.

Response: The Registrant has amended its disclosures to state the following:

The Fund’s main investment strategies ~~are discussed~~ summarized in the Summary Section for the Fund and discussed below are the strategies that the Advisor believes are most likely to be important in trying to achieve the Fund’s investment objective.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Comment 12: In the second full paragraph on page 12 of the Prospectus, please elaborate the subsidiary is also subject to the same investment restrictions and limitations as the Fund.

Response: The Registrant has amended its disclosures to state the following:

The Subsidiary follows the same compliance policies and procedures, as the Fund and is subject to the same investment restrictions and limitations as the Fund when measured on a consolidated basis with the Fund.

Comment 13: Please confirm that all the risks in the Risk Chart are applicable to the Fund.

Response: The Registrant so confirms.

Statement of Additional Information

Comment 14: Please note that the concentration policy as described on pages 3 of the Statement of Additional Information should state “more than 25% of net assets”) in a manner consistent with the concentration policy as recited on pages 2 and 8 of the Prospectus.

Response: The Registrant has amended its disclosures accordingly.

Comment 15: The Registrant discloses that the Fund may invest in loans that bear interest at a floating rate based on LIBOR on pages 25-26. Please explain why LIBOR Risk is not a principal investment risk of the Fund. If LIBOR Risk is added to the Fund’s principal investment risks, please add corresponding principal investment startegy disclosures.

Response: The Registrant has considered the Staff’s comment and believes that it has adequately disclosed the Fund’s investment in fixed income securities in its Principal Investment Strategies Disclosures. The Registrant has amended its Principal Investment Risks disclosures to state the following:

Fixed Income Risk: When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

The Fund may have exposure to LIBOR-linked investments and anticipates that LIBOR will be phased out by the end of 2021.  While some instruments may

Ms. Elisabeth M. Bentzinger

December 16, 2019

contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies and potential for short-term and long-term market instability.  Because of the uncertainty regarding the nature of any replacement rate, the Fund cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time.  If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of preferred and debt securities with floating or fixed-to-floating rate coupons.

Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Comment 16: Please identify the subsidiary’s custodian on page 39.

Response: The Registrant has amended its disclosures to state the following:

Pursuant to a Custody Agreement between the Trust and U.S. Bank National Association (the “Custodian”), 1555 N. Rivercenter Drive, Suite 302, Milwaukee, WI 53212, the Custodian serves as the custodian of the Fund~~s~~. The Custodian has custody of all securities and cash of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. The Custodian also serves as the custodian of the Subsidiary.

Part C

Comment 17: Please file the investment advisory and sub-advisory contracts between the advisor and the subsidiary as exhibits.

Response: The agreements with the subsidiary will be filed as exhibits to the Part C.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser